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    As filed with the Securities and Exchange Commission on December 20, 2001
                              File No. 1.070-10003



                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 Amendment No. 1

                                       to

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

                             PECO Energy Corporation
                          PECO Energy Transition Trust

                             c/o Exelon Corporation
                            10 South Dearborn Street

                                   37th Floor
                                Chicago, IL 60603
             (Name of company filing this statement and address of
                          principal executive offices)
-------------------------------------------------------------------------------

                               Randall E. Mehrberg
                    Senior Vice President and General Counsel

                               Exelon Corporation
                            10 South Dearborn Street

                                   37th Floor
                                Chicago, IL 60603

                     (Name and address of agent for service)
                        ---------------------------------
      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                           Jones, Day, Reavis & Pogue

                                 77 West Wacker
                                   Suite 3500
                                Chicago, IL 60601
                                 (312) 782-3939
                              wjharmon@jonesday.com
                              ---------------------

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                                Table of Contents


                                                                   Page

Item 1.   Description of Proposed Transaction .....................  1

Item 2.   Fees, Commissions and Expenses ..........................  3

Item 3.   Applicable Statutory Provisions .........................  3

Item 4.   Regulatory Approvals ....................................  4

Item 5.   Procedure ...............................................  4

Item 6.   Exhibits ................................................  4

Item 7.   Information as to Environmental Effects .................  4



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Item 1.  Description of Proposed Transaction

     This Amendment No. 1 amends and restates in its entirety the Form U-1 Application Declaration filed in this matter on November 27, 2001. Exelon Corporation, a Pennsylvania corporation ("Exelon"), filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") in docket No. 70-9693 on June 12, 2000, as amended through Amendment No. 5 (Third Post-Effective) (as so amended, the "Original Financing U-1"). In that docket, Exelon and its utility subsidiary PECO Energy Company ("PECO") sought approval for PECO to refinance through PECO Energy Transition Trust ("PETT") up to the full amount of outstanding transition bonds due March 1, 2004 and September 1, 2007 ($1.132 billion outstanding at June 30, 2000) with refunding transition bonds having a final maturity not later than March 1, 2011. This request was approved in the Commission's Orders of November 2, 2000 (Holding Co. Act Release No. 35-27266) and December 8, 2000 (Holding Co. Act Release No. 35-27296) (collectively, the "Prior Order"). On March 1, 2001 PETT refinanced approximately $805 million of the prior transition bonds through the issuance of Series 2001-A Transition Bonds. Further details regarding PETT's obligations and outstanding transition bonds (the "Outstanding Transition Bonds") at September 30, 2001 are set forth in PETT's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 in File No. 333-58055.

     In Amendment No. 5 (Third Post-Effective) to the Original Financing U-1, Exelon sought approval under Section 13 of the Public Utility Holding Company Act of 1935 (the "Act") for PECO to provide certain servicing functions to PETT (described in more detail below) at a price not restricted to cost. Exelon will withdraw that request from Docket 70-9693 and instead is making the same request under this Form U-1 as more fully set forth below.

     Exelon is the registered holding company parent of PECO and Commonwealth Edison Company ("ComEd") and certain other subsidiaries. A merger creating Exelon was approved by the Commission on October 19, 2000 (the "Merger Order," Holding Co. Act Release No. 35-27256; 70-9645). Exelon filed its notice of intent to register as a holding company under the Act on October 20, 2000.

     Under the terms of PECO's settlement of its 1998 restructuring proceeding and the final order of the Pennsylvania Public Utility Commission ("Pennsylvania Commission") approving the settlement, issued on May 14, 1998, PECO is permitted to recover $5.26 billion in stranded costs over a twelve year period beginning on January 1, 1999. PECO's stranded costs are collected through a non-bypassable transition charge which must be paid by all of PECO's transmission and distribution customers, regardless of whether the customers continue to purchase their electric capacity or energy from PECO. Utilities are authorized to securitize the right to recover all or a portion of these charges through the issuance of transition bonds. This right is known as Intangible Transition Property ("ITP").

     As permitted under Pennsylvania law, certain portions of the May 14, 1998 Pennsylvania Commission order were designated a Qualified Rate Order ("QRO") authorizing PECO to securitize up to $4 billion of its recoverable costs through the issuance of "transition bonds." On March 16, 2000 the Pennsylvania Commission issued a second QRO authorizing PECO to securitize an additional $1 billion. In order to accomplish the approved securitization


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transactions, PECO created a PETT as an independent special purpose entity. PETT is a statutory business trust established under the laws of the State of Delaware, and was formed on June 23, 1998 pursuant to a trust agreement between PECO, as grantor, First Union Trust Company, N.A., as issuer trustee, and two beneficiary trustees appointed by PECO. See, PETT's periodic reports filed under the Securities Exchange Act of 1934 in File No. 333-58055. PETT was organized for the special purpose of purchasing from PECO the ITP, issuing transition bonds, pledging its interest in the ITP and other collateral to a bond trustee to secure the transition bonds and performing activities that are necessary and suitable to accomplish these purposes including collecting the specific part of ITP used to pay the bonds, i.e., Intangible Transition Charges ("ITC") collected from PECO customers.

     As part of the transactions relating to the currently Outstanding Transition Bonds, PECO and PETT entered into an Amended and Restated Master Servicing Agreement, dated March 25, 1999, as amended May 2, 2000 and March 1, 2001 (the "Servicing Agreement") whereby PECO, as servicer, manages and administers the ITP sold to PETT and collects the ITC related thereto on behalf of PETT. The Servicing Agreement is incorporated herein by reference to Exhibits
10.3 and 10.4 to PETT's Form S-3 Registration Statement in File No. 333-51740.

     To help ensure the necessary legal separation for purposes of isolating PETT from PECO for bankruptcy purposes, the rating agencies desire any servicing arrangement to be at a market price so that a successor entity could assume the duties in the event of the bankruptcy of PECO without interruption or an increase in fees. Accordingly, the servicing agreement has provided for such pricing and will continue to do so while any transition bonds remain outstanding. PECO and PETT seek approval under Section 13 of the Act and Rules 87, 90 and 91 as are necessary from the Commission to continue this practice during the period any transition bonds remain outstanding and the Servicing Agreement remains in place. The Commission has approved substantially identical arrangements in other matters.1

     No further authorization is sought in this Application-Declaration regarding financing for the Exelon system and any future financing by the Exelon system will be pursuant to the Prior Orders and the limitations set out therein which should remain unmodified. The order in this docket will relate only to the pricing structure of the Servicing Agreement and will not grant any additional financing authority. To the extent that any future issuance of transition bonds would require Commission approval, such approval will be sought at that time.

     Rule 54. The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary

---------------------------------
     1 West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19,1999). Exelon believes that the pricing provisions of the Servicing Agreement may be deemed to have been approved by the Prior Orders or, at least through December 31, 2001, pursuant to the Merger Order. Exelon understands that the Commission does not, and its order herein will not, grant retroactive approval of arrangements under Section 13.

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which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

     Exelon currently does not meet all of the conditions of Rule 53(a). As of September 30, 2001, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $744 million which is in excess of the 50% of Exelon's consolidated retained earnings of $1,022 million at September 30, 2001 which is the "safe harbor" limitation contained in Rule 53(a). However, in the Prior Orders, the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Prior Orders.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Prior Orders, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. At September 30, 2001, Exelon's consolidated capitalization consists of 33 % equity, 3% preferred securities, 62 % long-term debt (including current maturities of long-term debt), and 2 % short-term debt. These ratios are within acceptable industry ranges. The proposed transaction will not have any material impact on capitalization. Further, since the date of the Prior Orders, there has been no material change in Exelon's level of earnings from EWGs and FUCOs.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 2.  Fees, Commissions and Expenses

     Exelon estimates that total fees, commissions and expenses related hereto will not exceed $10,000.

Item 3.  Applicable Statutory Provisions

     Section 13 of the Act and Rules 54, 87, 90 and 91 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any other section of the Act

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or the rules and regulations other than those set forth above, request for such authorization, exception or approval is hereby made.

Item 4.  Regulatory Approvals

     The Pennsylvania Commission has issued all necessary approvals for the Outstanding Transition Bonds and the Servicing Agreement. No other state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transaction.

Item 5.  Procedure

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits

         Exhibit 99.1 (F) Opinion of Counsel is filed herewith.

         No other exhibits are applicable hereto.

Item 7.  Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this amendment to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    December 20, 2001

                          PECO Energy Company

                          PECO Energy Transition Trust, by PECO
                          Energy Company

                          By /s/ Frank Frankowski
                             --------------------

                             Chief Financial Officer and Vice President
                          Finance